April 15, 2025

Eli Yoresh
Chief Financial Officer
Foresight Autonomous Holdings Ltd.
7 Golda Meir
Ness Ziona
7414001 Israel

       Re: Foresight Autonomous Holdings Ltd.
           Registration Statement on Form F-3
           F-3 filed March 28, 2025
           File No. 333-286221
Dear Eli Yoresh:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed March 28, 2025
Risk Factors , page 3

1. Please revise your risk factors to include the potential for substantial dilution from the structure of the warrants and the nominal exercise price. In additional, include risk factors to address potential dilution from any provision that could adjust upward the number of ADSs and common shares underlying the Series A and Series B Warrants.
       As part of your disclosure, include the maximum number of ADSs and/or common shares that may be issuable upon exercise of the warrants.
 April 15, 2025
Page 2
2. Include risk factor disclosure that the offering could cause the company s common stock price to fall below the minimum bid price, which could result in its shares being delisted from Nasdaq. If the registrant has plans to seek shareholder approval for a reverse stock split, such plans should be disclosed in the registration statement, including the proposed ratio, if known.
Selling Shareholders, page 6

3. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entity identified in the table. Additionally, please provide us with your analysis as to why
       YA II PN, Ltd should not be deemed an underwriter pursuant to Rule 145(c). For guidance, please refer to Question 612.09 of our Securities Act Rule Compliance and
       Disclosure Interpretations, which is available on our website.

General

4. We note your disclosures indicate that warrants can be exercised for a nominal $.01, and your Series A and Series B warrant holders have the right to receive an aggregate number of ADSs, representing 30 common share each, based on the formula provided.
       Please revise the header, the cover page narrative and the Summary to highlight the maximum number of ADS and common shares that could be issued upon exercise of your Series A and Series B warrant warrants. For guidance, refer to Regulation S-K,
       Item 501(b)(2). Additionally, disclose that the number of shares issuable on the exercise of the warrants as the stock price falls further below the initial exercise price of the warrant.
5. With respect to the warrants with a $.01 exercise price, please revise the cover page narrative and Summary to explain, if true, that as a result of this feature you expect to receive nominal cash proceeds from the exercise of the Warrant.
 April 15, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at
202-551-
3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ron Ben-Bassat